Julio E. Vega, Esq.
Direct Dial: (617) 951-8901
E-Mail: julio.vega@bingham.com
March 13, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Form 10-K Filed February 8, 2008 File No. 001-33497
Dear Mr. Riedler:
On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 11, 2009 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.
Comment
Compensation Discussion and Analysis
1.
We note your responses to comments 1 and 2 and your statement that disclosure of company and individual goals and objectives would result in competitive harm to your company. Please present a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm. Additionally, when information regarding targets and goals is not provided on the basis that disclosure would cause competitive harm, you must discuss how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed targets or goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, provide a more specific discussion of the strategic, operational and individual goals and which goals were attained and which were not attained. Regardless of which alternative presentation is included in the discussion, your discussion should help readers to understand how the Compensation Committee determined that 100% of the Corporate multiplier was appropriate and how the Committee determined each executive’s individual multiplier.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment on disclosure of specific company and individual goals and objectives, the Company respectfully advises the Staff that such disclosure would result in competitive harm to the Company. The Company believes that such information should be properly excluded from the Form 10-K in accordance with the exemption provided in Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”).
Set forth below is a comprehensive analysis supporting the Company’s conclusion that disclosure of the company and individual goals would cause competitive harm to the Company. The Company is also providing proposed revisions to its prior disclosure to include a discussion of the degree of difficulty in performing the company and individual goals and objectives. As previously submitted and included in the Company’s Proxy Statement filed with the Commission on April 25, 2008, the Company’s disclosure also includes a discussion of how the Company’s Compensation Committee determined that a Corporate multiplier of 100% and each executive individual multiplier were appropriate. In instances where the Company does not disclose its specific company and individual goals and objectives, the Company intends to provide similar disclosure in future periodic filings with the Commission which require disclosure about executive compensation pursuant to Item 402 of Regulation S-K.
Comprehensive Analysis of Competitive Harm
The confidential, internal goals and objectives set by the Company reflect proprietary commercial and scientific information of the Company which has not been disclosed to the public and is not known to our competitors. These goals as they relate to clinical development strategies and timelines, clinical trial recruitment, specific areas of research focus and regulatory strategy are highly confidential. Instruction 4 provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors if the disclosure would result in competitive harm to the registrant. The standard used to determine competitive harm is the same standard that applies in confidential treatment requests with respect to trade secrets or confidential commercial or financial information, pursuant to Exchange Act Rule 24b-2 (17 C.F.R. § 240.24b-2) (“Rule 24b-2”). Pursuant to Rule 24b-2, the registrant must provide a statement of the grounds for objection referring to, and containing an analysis of, the applicable exemption from disclosure under the Commission rules and regulations adopted under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”).

U.S. Securities and Exchange Commission

The Company believes that disclosure of its company and individual goals and objectives is not required based on the exemption from disclosure set forth in 17 C.F.R. § 200.80(b)(4) (a subsection of the Commission’s rule adopted under FOIA) (“Exemption Four”). Exemption Four exempts from disclosure “trade secrets and commercial or financial information obtained from a person and privileged and confidential,” contained in material filed with the Commission. To satisfy Exemption Four, the relevant information must meet the following test: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential.
The Company believes that its company and individual goals and objectives meet this standard and, therefore, should be exempt from disclosure. The Company satisfies the second requirement because it is a corporation submitting information to the Commission. As discussed in detail below, the other requirements of this test are also satisfied because Amicus’ company and individual goals and objectives constitute “commercial or financial information” that is “privileged and confidential” within the meaning of Exemption Four.
Trade Secrets, Commercial and Financial Information
The term “trade secrets” has been broadly interpreted to encompass “commercial and financial information.” Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1283 (D.C. Cir. 1983). The courts have construed “commercial and financial information” in accordance with its plain meaning to broadly include information relating to pricing and technical designs, records that reveal basic commercial operations, such as business sales statistics, profits and losses, and inventories, and information relating to the income-producing aspects of a business. Id.; Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986).
The Company’s internal company and individual goals and objectives relate to the core of the Company’s business, and reflect confidential clinical development, research and commercial efforts, including clinical development strategies and timelines, clinical trial subject enrollment, specific areas of research focus and regulatory strategy. The company and individual goals and objectives reflect the Company’s proprietary approach to conducting its business, product and strategic development, research, and commercial efforts. Therefore, based on these facts, the Company’s internal goals and objectives clearly fall within the plain meaning of “commercial and financial information.”

U.S. Securities and Exchange Commission

Privileged and Confidential
Additionally, commercial or financial information is considered confidential “if disclosure ... is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Ass’n v. Morton, 498 F.2d 756, 770 (D.C. Cir. 1974). For purposes of Exemption Four, the Company must “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to be exempt from disclosure. Frazee v. U.S. Forest Service, 97 F.3d 367, 371 (9th Cir. 1996). In considering the likelihood of substantial competitive harm, the decision maker shall “exercise its judgment in view of the nature of the material sought and the competitive circumstances” of the industry and shall also consider whether the information is typically disclosed to the public. National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 683 (D.C. Cir. 1976); Morton, 498 F.2d at 770. Thus, exemption is appropriate depending on the “competitive significance of whatever information may be contained in the documents” and, in making this determination, the decision maker shall “assess whether any non-public information contained in those documents is completely sensitive.” Occidental Petroleum Corporation v. Securities and Exchange Commission, 873 F.2d 325, 341 (D.C. Cir. 1989).
Amicus operates in an intensely competitive industry and, therefore, it is substantially likely that, if disclosed, the Company’s goals, objectives and strategies will be exploited and manipulated by Amicus’ competitors to their advantage, which would result in competitive injury to the Company.
Amicus is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of a new class of orally-administered, small molecule drugs, known as pharmacological chaperones, for the treatment of a range of human genetic diseases. The Company participates in an industry that is characterized by rapidly advancing technologies and intense competition, and which places a strong emphasis on proprietary products. The Company’s potential competitors include commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions, among others. Many of these competitors have significantly greater financial resources and expertise associated with research and development, regulatory approvals and the marketing of approved products. Additionally, the Company faces intense competition in recruiting and in retaining qualified scientific and management personnel, enrolling subjects for clinical trials in rare diseases, as well as acquiring technology complementary to, or necessary for, its programs. The Company is developing medicines for rare diseases that affect only tens of thousands of patients worldwide. If competitors gain knowledge with respect to the Company’s goals and objectives, in terms of research, clinical development and recruiting, the impact on the Company will be substantial. Therefore, because of the unique nature of the Company’s markets and the range and size of its competitors, disclosure of proprietary, confidential goals and objectives would result in significant competitive harm to Amicus.

U.S. Securities and Exchange Commission

Disclosure of the company and individual goals and objectives related to clinical development, research and commercial efforts would allow Amicus’ competitors to draw meaningful conclusions about factors determining (i) the likelihood of the Company reaching certain clinical development and regulatory milestones, (ii) clinical trial strategies, and (iii) areas of new scientific research. In such a small and rapidly advancing industry, knowledge of such confidential information would allow competitors to understand how aggressively the Company is pursuing development of its products, clinical trial enrollment, research into new areas, and regulatory filings, and would allow its competitors to strategize in a manner harmful to the Company. Perhaps most importantly, disclosure of its goals and objectives would significantly impair the Company’s own efforts to achieve these goals and objectives.
In conclusion, disclosure of the company and individual goals and objectives in the Form 10-K would cause substantial economic harm to the Company’s competitive position. The Company believes that such competitive harm satisfies the standard of Exemption Four and, as a result, the Company is eligible to use the exemption from disclosure as provided by Instruction 4. Moreover, disclosure of specific goals and objectives is not necessary to protect stockholders. Investors have been provided with information regarding annual cash incentive awards, the range of the potential size of the awards and the factors that are considered in determining the awards, and the Compensation Committee’s rationale for determining the awards, and with proposed revised disclosure below, information regarding how difficult it was for the executive and the Company to achieve the goals. The Company believes that this, along with a summary of goals, objectives and accomplishments, provides investors with all the material information needed to assess the Company’s determination of executive compensation.
Likelihood of Achieving Targets or Goals
In further response to the Staff’s comment, the Company proposes revised disclosure for the Form 10-K as set forth below. This proposed disclosure includes a discussion of the degree of difficulty or likelihood of the executive officers and Company achieving the goals and objectives in 2007. This revised disclosure also includes a discussion of how the Compensation Committee determined that the corporate and individual multipliers were appropriate. The disclosure with respect to the 2007 Bonus structure would have been expanded on page 19 of the Company’s proxy statement filed on April 25, 2008 as detailed below, with the additional revised disclosure underlined in the text below; additional language added in response to the Staff’s comments received February 11, 2009 is further highlighted in bold and italics.
In future filings with the Commission, the Company will include similar disclosure in instances when specific goals and objectives are not disclosed.

U.S. Securities and Exchange Commission

The Individual Multiplier
In addition, the plan provides for an individual multiplier that is determined based upon the individual performance year end rating. The multiplier may typically range from 0%-120+%. Individual multipliers for 2007 for named executive officers ranged from 100% to 120%. The individual multiplier for each executive is determined after considering several factors including achievement of individual objectives, departmental or organizational performance, and other significant accomplishments.
Individual objectives are necessarily tied to the particular area of expertise of the executive and are designed to support the Company’s achievement of its corporate goals. Individual objectives are based on a variety of factors, including the following categories: company growth; leadership; clinical and regulatory progress; development and integration of departments; establishment of presence in the biopharmaceutical community; and scientific advancement. These objectives are set with the belief that full achievement will be difficult and challenging, but attainable, so long as the officer is fully committed to their accomplishment through significant effort and dedication to the Company’s strategies, and an ability to quickly adapt to a constantly evolving business environment. Achievement of these objectives is measured relative to external forces, internal resources utilized and overall individual effort.
Our chief executive officer’s individual performance is measured by the Company’s ability to meet its corporate goals and is reviewed and approved by our Chairman of the Board and the Compensation Committee. Individual performance objectives of our other named officers are determined by the executive officer to whom each named executive officer reports, but are neither reviewed or approved by the Compensation Committee. During the annual review process, the Company’s chief executive officer discusses with the Compensation Committee his overall evaluation for each executive which includes each executive’s performance and accomplishments as they relate to the Company’s corporate goals, departmental performance, and other significant accomplishments. The Compensation Committee also considers the degree of difficulty in attaining the Company’s goals and the executive’s accomplishments. In considering the degree of difficulty, the Compensation Committee considers factors such as the influence of external events, including unanticipated clinical events and regulatory timelines, and the effort expanded by executives. The Compensation Committee reviews and discusses their evaluation of the Company’s chief executive officer’s performance and accomplishments in executive session along with the Chairman of the Board and without the presence of the chief executive officer.
The 2007 annual cash incentive target for Mr. Crowley, the Company’s chief executive officer, was 50% of his salary, or $200,000. The Compensation Committee recognized Mr. Crowley’s extensive contributions leading our successful initial public offering, directing our transition to a public company, driving and completing the license and strategic collaboration agreement with Shire Pharmaceuticals Ireland Ltd. to jointly develop the Company’s three lead pharmacological chaperone compounds for lysosomal storage disorders, and managing executive talent acquisition in clinical and regulatory functions. In recognition of his 2007 achievements, the Compensation Committee determined that Mr. Crowley exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Mr. Crowley’s annual cash incentive payout was $220,000.

U.S. Securities and Exchange Commission

Mr. Hayden’s 2007 annual cash incentive target was 50% of his salary, or $17,308. The Compensation Committee recognized Mr. Hayden for effectively serving as interim chief executive officer during Mr. Crowley’s absence and for driving enhancements in the Company’s administrative infrastructure. Overall, the Compensation Committee determined that Mr. Hayden exceeded performance expectations of an interim chief executive officer and used its discretion to set his individual multiplier at 110%. Mr. Hayden’s annual cash incentive payout was $19,000.
Mr. Dentzer’s 2007 annual cash incentive target was 30% of his salary, or $84,840. The Compensation Committee recognized Mr. Dentzer for driving and completing our initial public offering, building the foundation of the company’s investor relations function, and enhancing finance and control capabilities, including his role in the recruitment of key finance personnel. In recognition of his 2007 achievements, the Compensation Committee determined that Mr. Dentzer exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Mr. Dentzer’s annual cash incentive payout was $93,324.
Mr. Patterson’s 2007 annual cash incentive target was 30% of his salary, or $94,050. The Compensation Committee noted Mr. Patterson’s efforts in the areas of talent acquisition in clinical and regulatory functions, advancement of clinical development of our lead programs, and expansion of the Company’s presence in the physician and patient biopharmaceutical communities. In considering Mr. Patterson’s performance and individual multiplier, the Compensation Committee also recognized Mr. Patterson’s significant efforts and contributions in support of the Company’s successful initial public offering. Overall, the Compensation Committee determined that Mr. Patterson exceeded performance expectations and used its discretion to set his individual multiplier at 105%. Mr. Patterson’s annual cash incentive payout was $98,753.
Dr. Lockhart’s 2007 annual cash incentive target was 30% of his salary, or $89,040. The Compensation Committee noted Dr. Lockhart’s efforts leading to the enhancement of the Company’s scientific organization and improved collaboration of science and clinical operations. In considering Dr. Lockhart’s performance and individual multiplier, the Compensation Committee also recognized Dr. Lockhart’s key scientific contributions to the Company’s successful initial public offering as well as his leadership of the Company’s scientific diligence effort related to the strategic collaboration with Shire Pharmaceuticals Ireland Ltd. Overall, the Compensation Committee determined that Dr. Lockhart significantly exceeded performance expectations and used its discretion to set his individual multiplier at 120%. Dr. Lockhart’s annual cash incentive payout was $106,848.
Dr. Licholai’s 2007 annual cash incentive target was 25% of his salary, or $58,415. The Compensation Committee recognized Dr. Licholai’s leadership efforts expanding the Company’s presence in the physician and patient biopharmaceutical communities, identifying new clinical trial sites, and establishing and managing key medical relationships, including management of all medical communications. Overall, the Compensation Committee determined that Dr. Licholai exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Dr. Licholai’s annual cash incentive payout was $64,257.

U.S. Securities and Exchange Commission

The Compensation Committee applies a corporate multiplier based upon a determination of how the Company performed against the previously agreed corporate goals and the other significant corporate activities that occurred during the year. This corporate multiplier may range from 0% to 150%.
On an annual basis, the Board works with management to set Company goals and objectives that reflect a high degree of difficulty and acceleration of execution of the Company’s strategies commensurate with our short and long-term business plan. The Company’s internal goals and objectives reflect complex assumptions based on internal analyses and projections, and are intended to encourage the Company to pursue its business plan in an expedited, aggressive manner. Once the Company’s goals and objectives have been developed, they are reviewed and approved by the Compensation Committee and finally approved by the full Board.
At the time the goals and objectives are set, the Compensation Committee believes that their full attainment will be extremely difficult and may not be reached, despite great effort, due in part to internal and external factors, many of which may be out of the Company’s control. The objectives are set with the understanding that the Company is in its development stage and the recognition that some objectives, especially those tied to timing of events, may need to be altered as events throughout the course of the year shape the best path for the development of the Company’s products. However, while total achievement of all goals and objectives set at the beginning of the year may not be expected, the Compensation Committee demands that management significantly advance the Company’s general business objectives throughout the year in order to achieve a 100% corporate multiplier. For 2007, our corporate objectives are summarized as follows: (1) advance the clinical development of our three lead pharmacological chaperone compounds for lysosomal storage disorders, (2) advance the development of pre-clinical program targets in certain other diseases, and (3) establish a corporate partnership.
In reaching its recommendation on the corporate multiplier, the Compensation Committee reviewed the Company’s performance relating to the goals and objectives as a whole. This review included recognition of accomplishments by the Company that were not necessarily anticipated at the beginning of the year. Additionally, the Compensation Committee does not apply a weighting to the Company’s goals and objectives.

U.S. Securities and Exchange Commission

In the 2007 plan year, the Company achieved some of its 2007 corporate goals and made significant progress towards the achievement of others; however, not all targets were completely met. Objectives that were not fully met in 2007 included delays in (i) completing regulatory meetings for one program, (ii) patient enrollment in clinical trials for one program, and (iii) filing clinical protocols with regulatory authorities. However, the Compensation Committee determined that the Company’s successful completion of the initial public offering and the execution of the License and Collaboration Agreement with Shire Pharmaceuticals Ireland, Ltd., the combination of which significantly reduced financial risk to investors, along with substantial clinical progress in three programs and continued overall scientific progress, more than offset areas in which goals were not met completely. As such, the Compensation Committee recommended a composite 100% corporate multiplier in recognition of the 2007 achievements. This recommendation was approved by the full Board of Directors.
*           *           *           *
Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact Julio E. Vega at (617) 951-8901 of Bingham McCutchen LLP.

Very truly yours,

/s/ Julio E. Vega

Julio E. Vega, Esq.

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
John F. Crowley, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Meerie M. Joung, Esq., Bingham McCutchen LLP

AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, NJ 08512

March 13, 2009
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc.
Form 10-K
Filed February 8, 2008
File No. 001-33497
Dear Mr. Riedler:
In connection with the response letter dated March 13, 2009 submitted on our behalf, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 11, 2009, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega at (617) 951-8901 of Bingham McCutchen LLP or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.

Very truly yours,

/s/ John F. Crowley

John F. Crowley
Chief Executive Officer

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
James E. Dentzer, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Meerie M. Joung, Esq., Bingham McCutchen LLP